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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
                 File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                         Commission File Number 0-21410
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                       International Canine Genetics, Inc.
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             (Exact name of registrant as specified in its charter)

              271 Great Valley Parkway, Malvern, Pennsylvania 19355
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $.00006 per share;
                 Redeemable Warrants (to purchase Common Stock)
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)        [X]           Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(1)(ii)       [X]           Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(i)        [ ]           Rule 12h-3(b)(2)(ii)      [ ]
      Rule 12g-4(a)(2)(ii)       [ ]           Rule 15d-6                [ ]
      Rule 12h-3(b)(1)(i)        [ ]

 Approximate number of holders of record as of the certification or notice date:

         Common Stock - 237 stockholders; Warrants - 215 warrantholders
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         Pursuant to the requirements of the Securities Exchange Act of 1934
International Canine Genetics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  NOVEMBER 4, 1996          BY: /S/NANCY D. WEISBERG
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                                     Nancy D. Weisberg, Esquire Vice President -
                                     McCausland, Keen & Buckman, counsel to
                                     the Registrant

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.